Mail Stop 6010

August 30, 2006

Thomas L. Forsyth, Esq.
General Counsel
OneBeacon Insurance Group, Ltd.
One Beacon Street
Boston, MA 02108-3100

Re: OneBeacon Insurance Group, Ltd.
Registration Statement on Form S-1
File No. 333-136287

Dear Mr. Forsyth:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the

filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

 Prospectus Cover Page

4. Please revise the reference to the Risk Factors section so that you have properly highlighted the text by, for example, bolding it. See Item 501(b)(5) of Regulation S-K.

Summary, page 1

Overview, page 1

5. Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide disclosure regarding any negative aspects of your company's experiences, strategy and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. In that regard, we note that you included a cross-reference to the risk factor section on page 6. We do not believe that the inclusion of the cross-reference sufficiently makes the summary balanced. Please revise your summary accordingly.

6. Additionally with respect to your disclosure concerning your business strategy, if you choose to retain that topic, please balance the discussion of your strategy with a discussion of obstacles and risks in implementing the stated business objectives. Similarly, with respect to your competitive strengths, please balance that discussion with certain weaknesses you face as compared to other companies in the same industry.

7. Please expand the discussion on page two to provide additional information concerning your selectivity with respect to agents. For example, what criteria do you use and what percentage of applicants are selected as agents?

8. Please provide us with appropriate documentation supporting your statements regarding your ratings from the various agencies in the third full paragraph on page 2. In addition, please indicate how frequently each of these agencies reviews their ratings for you, and how long you have maintained each of ratings from each agency. Further, please state here that the ratings are designed to reflect your ability to meet obligations to policy and contract holders and are not evaluations directed to the protection of investors in common shares.

9. You indicate on page 23 of the risk factor entitled "The price of our Class A common shares may decline due to the large number of outstanding shares eligible for future sale to the public" that Class B common shares "will automatically convert into Class A common shares fungible with the common shares to be sold in this offering on a one-for-one basis upon transfer to any person who is not White Mountains or one of its subsidiaries." Please provide similar information in this section.

<u>"Our loss and loss adjustment expense reserves may be inadequate to cover our . . . .," page 12</u>

10. Please revise to briefly describe your level of reserves for the past three fiscal years, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies.

<u>"Exposure to asbestos or environmental claims could materially adversely . . . .," page 12</u>

11. Please indicate what percentage of your insurance relating to asbestos or environmental coverage is under reinsurance arrangements.

12. You indicate that you have a reinsurance contract from the National Indemnity Company for up to $2.5 billion of coverage and that at June 30, 2006, you had ceded estimated incurred losses of approximately $2.1 billion. Please indicate what percentage of your coverage related to asbestos or environmental coverage this reinsurance coverage relates to.

13. You indicate that you experienced an increase in the number of new asbestos-related claims in 2002, 2003 and 2004. You also state the such claims fell during 2005 and 2006. Please disclose by what percentage new asbestos-related claims rose during the years 2002, 2003 and 2004. Please also disclose by what percentage such claims fell during 2005 and 2006.

<u>"We may not be able to successfully alleviate risk through reinsurance . . . .," page 13</u>

14. Please indicate what percentage of each of your insurance lines are part of reinsurance arrangements.

15. You indicate that a number of reinsurers in the industry experienced a deterioration in their financial condition in the aftermath of the 2001 terrorist attacks and the active 2005 hurricane season. Please indicate if any of your reinsurers were affected and what, if any, the impact was on your operations.

<u>"Unpredictable catastrophic events could adversely affect our financial . . . .," page 14</u>

16. You indicate that you had losses of $69.1 million in 2005 from hurricanes Katrina, Rita and Wilma, which exceeded your internal expectations. Please quantify by how much the losses resulting from the hurricane exceeded your internal expectations. Please also clarify how such losses materially impacted your operations.

<u>"We may not maintain favorable financial strength ratings, which could adversely . . . .," page 15</u>

17. Please revise this risk factor to include a statement that the rating is not a recommendation to buy, sell or hold securities.

18. If your company or one of your reinsurers is currently being considered for a financial strength rating downgrade, please disclose that fact in this risk factor.

"We are an insurance holding company with no direct operations, and our . . . .," page 16

19. Please explain whether or not you currently have enough cash and/or expected dividends to service your debt and other current outstanding obligations.

20. Please revise this risk factor to disclose the regulatory requirements relating to the payment of the dividends from your subsidiaries, such as any maximum percentage restrictions.

21. Please revise to discuss the state insurance law requirements that insurance companies maintain specified levels of statutory capital and surplus.

"We may suffer losses from unfavorable outcomes from litigation and other . . . .," page 17

22. Please disclose the amount of your reserves for litigation.

"We may be unable to collect amounts utilized to capitalize reciprocal exchanges, page 18

23. Please indicate the total amount you have loaned to the three member, not-for-profit insurance associations to date. Please also indicate the total amount of surplus notes you currently hold of the associations.

"A failure to attract and retain key personnel could reduce our revenues and . . . .," page 18

24. Please disclose whether you have key man life insurance policies on any key employees.

25. To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

 "We may need additional capital in the future, which may not be available to . . . .," page 20

26. To the extent practicable, please quantify your future capital requirements.

"Control of us by White Mountains and the holding of White Mountains shares . . . .," page 21
"White Mountains may compete with us and the involvement of those individuals . . . .," page 21

27. Your directors owe a fiduciary duty to you and your shareholders. Please tell us why you believe it is appropriate to include a provision waiving shareholders rights to raise claims alleging conflicts of interest.

28. Do you have policies or procedures in place to address or minimize the potential conflicts of interest that you indicate may arise?

"Refinancing of our senior notes may occur on unfavorable terms," page 22

29. Please indicate what percentage of your voting stock White Mountains will own after the offering.

"Anti-takeover provisions of our bye-laws could delay or prevent a change . . . .," page 23

30. Briefly identify the provisions in your articles of incorporation, bylaws and Bermuda law that would impede a change in control.

31. Additionally, revise your heading and discussion to state that these provisions could also result in an entrenchment of management.

Forward-Looking Statements, page 26

32. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

Dividend Policy, page 27

33. Please disclose the amount your subsidiaries currently have available to pay dividends to you.

Unaudited Pro forma Condensed Financial Statements, page 29

Pro forma Condensed Income Statement, page 32

34. Please revise your presentation to include historical primary and fully diluted per share data based on continuing operations together with the number of shares used to compute such per share data as required by Rule 11- 02(b)(7) of Regulation S-X.

35. We refer to adjustment (H) of your pro forma statements of income. Please explain to us why you believe that showing the effect of the deposit to the trust as if it was made at January 1, 2005 is an acceptable pro forma adjustment under Article 11 of Regulation S-X. In your response please tell us how this adjustment is factually supportable.

36. Please tell us how your presentation of "Other comprehensive income (loss)" and "Comprehensive net income" on this page and on the preceding page complies with Rule 11 presentation requirements or revise as appropriate.

Management's Discussion and Analysis of Financial Condition, page 37

Discontinued Operations, page 41

37. Please revise your disclosure of the sale of certain subsidiaries as part of the internal reorganization to discuss whether you recognized gain or a loss on these sales. Please tell us why apparently the $8.7 million gain on the sale of National Farmers Union Standard in 2003 and the $8 million sale of Traders and Pacific Insurance Company disclosed in this section were not recognized on the face of the Consolidated Statements of Income and Comprehensive Income on page F-4.

Montpelier Investment, page 58

38. Please explain why you are exchanging your investment in the common shares of Montpelier for an agreed-upon portfolio of common equity and fixed maturity securities of equal value that is currently owned by White Mountains.

Liquidity and Capital Resources, page 59

39. Fully explain why cash was used in continuing operations in each period presented when net income was reported. Discuss if this trend is expected to continue. Explain the underlying reasons for the large changes from period to period in line items presented on the statement of cash flows.

Contractual Obligations and Commitments, page 62

40. Please revise the contractual obligations table to include your pension and other benefit plan obligations as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

Critical Accounting Estimates, page 65

Loss and LAE, page 66

41. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe

in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind when revising your disclosures in response to the comments listed below. Please include the information for each material line of business.

a. It is unclear from your disclosures whether the four methods used to evaluate your loss and LAE reserves discussed on pages 67 and 68 are applied for the Non-Asbestos and Environmental reserves only or apply to the Construction Defect Claims and to the Asbestos and Environmental Reserves as well. Please clarify.

b. We did not understand from your disclosures what percentage of the reserves established at year end relate to the company's Non-Asbestos and Environmental claims reserves as distinguished from the Construction Defect claims and from the Asbestos and Environmental claim reserves. Please clarify. Please disclose how these products are included in the various business lines disclosed in the table on page 72.

c. Please revise your disclosures to clearly identify and describe those key assumptions that materially affect the estimate of the reserves for all lines of business or product categories discussed. For example, the current disclosure on page 66 of the factors considered such as "claims development experience" and "trends in case reserves" for the Non-Asbestos and Environmental product line is too general and does not provide a clear understanding of the key assumptions that affect the estimate. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

d. Please include a narrative discussion of the key assumptions that could cause actual losses to be closer to either of the tails of the ranges disclosed on page 73.

Business, page 78

Specialty Lines, page 81

42. You indicate on page 82 that Dewar is a leading provider of tuition reimbursement insurance since 1930. Please provide us with third party documentation to support that statement.

43. You indicate on page 82 that AutoOne is a market leader in "assigned risk" business in New York. You also state on page 83 that AutoOne wrote more take-out business than all other carriers in New York combined and all of its take-out credits were sold to other carriers. Please provide us with third party documentation to support these statements.

Loss and LAE Reserves page 92

44. Please revise your filing to include a reconciliation of your claims reserves as required by Industry Guide 6.B(1).

Primary Insurance Operations Loss and LAE, page 93

45. The amounts presented in the ten year development table and in the table on page 94 do not appear to agree in all cases to the amounts presented in the Consolidated Balance Sheets on page F-3 or to the rollforward presented on page F-18. Please reconcile the differences and explain. Apparently you only recorded $99 million of unfavorable development on prior accident year loss reserves in 2005 of the cumulative net deficiency of $105.9 million at the end of 2004. Please explain the reason for the difference in amounts recorded vs. cumulative net deficiencies observed for all periods presented.

Principal and Selling Shareholder, page 116

46. Please revise your disclosure to indicate that White Mountains Bermuda Ltd. is the selling shareholder and that this entity is wholly owned by White Mountains Insurance Group, Ltd.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4. Reserves for Unpaid Losses and Loss Adjustment Expenses, pages F-16 – F-21

47. Please revise the discussion of the reserve development on prior accident year reserves to better identify the nature of the loss reserve development. While your current disclosure identifies the lines of business and the years in which the revisions took place, it does not provide sufficient detail on the nature and extent of the emerging trends experienced. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Consolidated Financial Statements, Unaudited, page F-56

Consolidated Balance Sheets, page F-57

48. The statements presented on this page should be labeled "Unaudited." Please revise.

49. Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.

Exhibits

50. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these exhibits once they are filed.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney at (202) 551-3862 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William J. Whelan III, Esq.
        Cravath, Swaine & Moore
        825 Eight Avenue
        New York, NY 10019